ETHAN E. CHRISTENSEN
(858) 550-6076
christensene@cooley.com

February 19, 2008

Peggy Fisher, Esq.
Geoffrey Kruczek, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:
CardioNet, Inc.
Registration Statement on Form S-1 (File No. 333-145547)
Amendment No. 4

Dear Ms. Fisher:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client CardioNet, Inc. (the "Company"), is Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on August 17, 2007. The copy of Amendment No. 4 that is enclosed with the hard copy of this letter is marked to show changes from Amendment No. 3 to the Registration Statement that was filed with the Commission on December 6, 2007 ("Amendment No. 3").

Amendment No. 4 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated December 18, 2007 (the "Comment Letter") with respect to Amendment No. 3. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 4.

Board Composition, page 89

1.
Please update your disclosure here to reflect the appointment of Mr. Cohen to your board, which appears to have filled one of the two vacancies that previously existed.

Response:    The Company has revised the disclosure on page 93 of Amendment No. 4 as requested.

Executive Compensation, page 93

Base Salary, page 94

2.
We note your new disclosures on pages 94 and 95 that your board approved Mssrs. Cohen's and Galvan's respective base salaries for 2007 based on the amount requested and "the salaries of other members of our management." Please identify the other members of management whose salaries were used for comparative purposes and describe how their salaries relate to the base salaries approved by your board for Mssrs. Cohen and Galvan. Please provide similar disclosure regarding the equity ownership amounts of management that were considered by your board in awarding stock options to Mssrs. Cohen and Galvan, as well as to Mr. Wood, including the number of shares underlying the option originally awarded to Mr. Wood. Please see Item 402(b)(1)(v).

Response:    The Company has revised the disclosure on pages 97, 98 and 99 of Amendment No. 4 as requested.

Bonuses, page 97

3.
We note your disclosure on page 98 that you paid Mr. Forese a $50,000 retention bonus in July 2007 to encourage his continued employment "during [y]our search for a [CFO]." Please clarify the basis for this bonus, given that Mr. Marsh appears to have been serving as your CFO when you paid the bonus to Mr. Forese.

Response:    The Company has revised the disclosure on pages 101 and 103 of Amendment No. 4 as requested.

Outstanding Equity Awards at December 31, 2007, page 103

4.
We note your tabular disclosure here that Mr. Wood has no outstanding equity awards and note three to that table regarding the vesting schedule. Please reconcile these disclosures with your disclosure on page 102 that he may exercise his option to purchase 83,306 shares until June 2008, which shares have already vested.

Response:    The Company has revised the disclosure on pages 106 and 107 of Amendment No. 4 as requested.

5.
We note your tabular disclosure that Mr. Cohen and Mr. Galvan have 900,000 and 300,000 shares, respectively, underlying exercisable but unexercised options. It appears from note three to this table, however, that none of these options have vested and are therefore not yet exercisable.

Response:    The Company respectfully directs the Staff's attention to the paragraph preceding the subject table on page 106 of Amendment No. 4, which clarifies that the options are exercisable at any time and therefore may be exercised prior to the vesting of such shares.

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The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 4 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 4 or this response letter to me at (858) 550-6076 or Frederick T. Muto, Esq. at (858) 550-6010.

Sincerely,

Cooley Godward Kronish LLP

/s/  ETHAN E. CHRISTENSEN

Ethan E. Christensen, Esq.

cc:
Arie Cohen, CardioNet, Inc.
James M. Sweeney, CardioNet, Inc.
Martin P. Galvan, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP
Donald Murray, Esq., Dewey & LeBoeuf LLP
Margaret S. Lam, Esq., Dewey & LeBoeuf LLP